

Mail Stop 3561

September 30, 2009

Via Fax & U.S. Mail

Mr. Robert Davis
Interim Chief Financial Officer
Cycle Country Accessories Corp
1701 38th Ave W.
Spencer, Iowa 51301

>   **Re: Cycle Country Accessories Corp.**
>   **Form 10-KSB for the year ended September 30, 2008**
>   **File No. 001-31715**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the Year Ended September 30, 2008

Item 6. Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations - Year ended September 30, 2008 vs Year ended September 30, 2007

Overall
1. Your discussion of results and operations is significantly limited. In this regard, our most recent Interpretive Release about Management's Discussion and Analysis indicates that one of the primary objectives in preparing this section should be to provide a narrative explanation of the financial statements that enables investors to see the company through the eyes of management. This includes identifying the effects of trends, events, demands, commitments and uncertainties, as well as describing the reasons underlying these effects. As such, you should expand your narrative disclosures to discuss the dollar and percentage changes in revenue, cost of goods sold as well as operating expenses for each item that had a material impact on your results of operations. These disclosures should also indicate whether the changes to revenue were due to price or volume changes and quantify the change caused by each, if material. In addition, we believe your disclosures should also be supplemented by:

- using tables to present dollar and percentage changes in amounts, to supplement the information provided in narrative form;
- using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable and;
- providing a robust trend analysis to complement such disclosure.

Please refer to FR-72 (Release No. 33-8350) for guidance and revise your filings accordingly.

2. Additionally, we note that your discussion does not address your cost of goods sold directly. In this regard, we believe your disclosures should be supplemented with a discussion and analysis of costs of goods sold on a stand-alone basis. Please note that such disclosure should include separate quantification and discussion of changes in significant components of costs of goods sold. See Instruction #4 to Item 303(a) of Regulation S-K.

Selling, General, and Administrative Expense
3. Please tell us and revise your disclosure to indicate how the departure of certain executives and officers contributed to a salaries increase of $117,000.

Business Segments

4. Your current business segments disclosures are significantly limited. In this regard, your results of operations should be expanded to include a discussion of the operating results for each of your reportable segments. For guidance, see the last sentence of Item 303(a) of Regulation S-K.

Liquidity and Capital Resources

Overview

5. As noted in the FR-72 (Release No. 33-8350) the discussion and analysis of this information should provide clear picture of the company's ability to generate cash and to meet existing and known or reasonably likely future cash requirements. In this regard, you disclosure should not reiterate the information provided in your financial statements, but instead should discuss factors that had a significant impact on your operating, investing and financing cash flows, including the underlying reasons that lead to the changes in these factors.

6. In the second paragraph of this section, you state that your policy is to invest excess cash reserves in bank deposits, money market funds, and certificates of deposits. However, according to Note 6 to your financial statements, you have an investment in Golden Rule (Bermuda), LTD. Please explain the nature of this investment and how it complies with your stated policy.

Long Term Debt

7. Please revise your disclosure to include a discussion of Note Three under the Secured Credit Agreement similar to that found in Note 8 to your financial statements.

Capital Resources

8. You indicate that existing cash balances, cash flow to be generated from operating activities, and available borrowing capacity under your credit line agreement will be sufficient to fund normal operations. However, according to Note 8 to your financial statements, your credit line is fully drawn as of September 30, 2008. Therefore, it appears that you have no available borrowing capacity and must rely on your existing cash balances to fund your operations. Please revise, as appropriate.

9. You indicate that you failed to meet your long term debt coverage ratio under your secured credit agreements and that you obtained a one-time waiver. Therefore, you should also include the impact that your overall capital structure has on your ability to renegotiate credit facilities due in the near term, along with the potential consequences to your operations should you continue to violate your long term debt coverage ratio.

Item 12. Certain Relationships and Related Transactions and Director Independence

10. Please tell us why you have no disclosure, under Item 12, of the November 14, 2007 transaction with Jim and Jan Danbom, who were both directors and over 5% shareholders at the time. See Item 404(a) of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

11. Please file an amended Form 10-K to include a signed audit opinion, in accordance with Rule 2-02(a)(2) of Regulation S-X. The opinion on your supplemental schedules should be similarly revised.

Consolidated Statements of Income, page F-3

12. Please revise the title of "Consolidated Statements of Income" to "Consolidated Statements of Operations" as you present years of profit and loss. Refer to Technical Practice Aid 1200.4.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Earnings per Share, page F-12

13. Please revise your disclosure regarding earnings per share to include the number of potentially dilutive securities excluded from your calculation of diluted earnings per share due to anti-dilution for each year an income statement is presented. Refer to the guidance in Paragraph 260-10-50-1(c) of the FASB Accounting Standards Codification. Your response to us should include draft disclosure and calculation of how amounts presented were calculated.

Note 14 – Segment Information, page F-24

14. Paragraph 280-10-50-22 of the FASB Accounting Standards Codification indicates that an entity shall report a measure of profit or loss for each reportable segment that is reviewed or otherwise provided to the chief operating decision maker on a regular basis. In this regard, it appears that you should revise your disclosures to provide gross profit by operating segments in a similar fashion to the disclosures provided in your June 30, 2009 Form 10-Q.

15. In addition, please clarify whether the chief decision maker reviews operating income for each reportable segment, excluding sales allowances and factory overhead and, if so, you should expand your disclosures to comply with paragraph 280-10-50-29(b) of the FASB Accounting Standards Codification. For example, your disclosures should clearly indicate the reasons that sales allowances and factory overhead are not allocated to each reportable segment when reviewing the operating income of each reportable segment.

16. Please tell us whether you allocated sales allowances and factory overhead to each applicable unit when performing your inventory obsolescence analysis.

Note 19 – Sales – Leaseback – Operating Lease, page F-31

17. We note that you sold you Milford facility in exchange for all of the outstanding shares of Jim and Jan Danbom and valued the shares received at $2.5 million. You also indicate in Note 18 that the value of the property was determined based upon an appraisal and discussions with two independent commercial realtors. In this regard, please tell us and revise your filing to disclose the value assigned to the Milford facility in the appraisal as well as the values discussed with the two independent commercial realtors.

18. In addition, please tell us and revise future filing to provide your accounting methodology for the Milford facility transactions discussed in Notes 18 and 19. In particular, your response should specifically address how you determined the total gain as well as amounts to be deferred and recognized in each period.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive-Level Overview, page 14

19. Based on the goodwill impairment and increase in the inventory allowance balances that you recognized during the quarter ended June 30, 2009, it appears that your MD&A should be revised to discuss those material items required under Item 303(b) of Regulation S-K. Also, in your next Form 10-K, please ensure that you discuss any know trends or uncertainties that have had or you will expect to have a material unfavorable impact in your results of operations or relationship between costs and revenues as required by Item 303(a)(3)(ii) of Regulation S-K.

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 16

20. In light of your write-down of the entire goodwill balance, please tell us whether you also evaluated your intangibles and long lived assets for impairment. In particular, you indicate that the write-down is largely dictated by the estimated fair value of the Company being less than its carrying value, and a significant decrease in your market capitalization. In this regard, it appears that the carrying value continued to exceed the fair value of your company based on your market capitalization at June 30, 2009. Please advise.

21. In addition, please tell us and revise your notes to the financial statements in future filings to include all of the disclosure requirements set forth in paragraph 350-20-50-2 of the FASB Accounting Standards Codification. For example, you should provide us with a detailed description of the method or methods for determining fair value. Additionally, the following should be also provided:

- Percentage by which fair value exceeded carrying value
- Description of key assumptions and inputs that drive fair value
- Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect

22. We note that, as of June 30, 2009, you significantly increased your inventory allowance.   In this regard, please tell us and significantly expand your inventory accounting policy, in future filing, to provide disclosure of the material assumptions and methodologies used by management in assessing for excess or obsolete inventories.   Your disclosure should also describe (i) any evidence obtained to ensure that the utility of inventory goods through their through ordinary disposal will not be

less than its cost; and (ii) how often management evaluates for impairment of inventories (e.g., at each reporting date).   Please revise accordingly.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Juan Migone at 202-551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief